Exhibit 99.1

For Immediate Distribution

RR Media Reports Record Revenues of $33.1 Million for the
Third Quarter 2014; Up 8.2% Year-Over-Year

Quarterly Gross and Operating Margins Improve Sequentially;
Management Reiterates Full-Year Revenue Guidance

Airport City Business Park, Israel – November 4, 2014 - RR Media (NASDAQ: RRST), a leading provider of global digital media services to the broadcast industry, announced today financial results for the third quarter ended September 30, 2014.

Third Quarter Highlights
•	Record revenues of $33.1 million, up 8.2% year-over-year despite of a negative impact of $384,000 due to the Euro/Dollar exchange rate
•
Gross margin of 22%, down from 24.5% in Q3 2013 and an improvement over previous quarter as the company is in the process of resolving the lower utilization of satellite capacity on the company’s global network, further improvement is expected next quarter

•	Non-GAAP net income of $0.07 per share
•	GAAP net income of $0.07 per share, up from $0.06 in Q3 2013
•	Board declared a cash dividend of $0.07 per share, an aggregate amount of approximately $1.1 million, representing an annual dividend yield of 3.8%
•	Company announced its rebranding initiative on September 8th and launched at IBC later that week

(In Thousands)	Q3 2014			Q3 2013
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$30,193	$2,877	$33,070	$27,844	$2,731	$30,575
Gross profit	$6,845	$412	$7,257	$6,974	$514	$7,488
Gross margin	22.7%	14.3%	22.0%	25.3%	18.8%	24.5%

“RR Media continues to grow at approximately twice the rate of the industry resulting in a revenue growth of 10.2% during first 9 months of 2014, validating our growth strategy and reinforcing our confidence that we have the right solutions for today’s market,” commented Avi Cohen, CEO of RRsat. “Our strategy continues to benefit from the industry trends. Content owners need to reach viewers through new and emerging channels and RR Media is uniquely positioned to meet these growing needs with our robust content management services and our Global Media Services Platform which offers our customers a global single point of contact for handling any media, preparing it and delivering it to any screen, anywhere in the world, in any form of video consumption, from linear TV to video-on-demand, streaming, pay-per-view and TV-Everywhere. I am increasingly confident that RR Media is in the right place within the industry, with a strategically valuable, global, comprehensive and converged offering and a proven team of local professionals in close proximity to key customer concentrations.”

“During the quarter, we announced our rebranding initiative in order to better reflect the significant expansion of our global service offering and clearly convey how the Company is aligned with the dynamics of the market,” continued Mr. Cohen. “This new branding, which reflects our increased focus on content management services, was unveiled at the International Broadcasting Convention (IBC) in Amsterdam during September, the most important trade show in the industry. This was the most-successful trade show appearance in our Company’s history, as we experienced significant traffic from some of the industry’s leading content owners throughout the show. Customer feedback about RR Media’s offering and strategic positioning was highly positive. We have experienced increased interaction with prospective customers following this show, and we firmly believe this will facilitate growth in our customer base as well as the level of business from our existing customers and ultimately our revenue in the quarters to come.”

Quarterly Dividend and Share Repurchase
In accordance with the Company’s new fixed cash dividend policy, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share and in the aggregate amount of approximately $1.1 million and representing an annual dividend yield of 3.8%. The dividend is payable on December 3, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on  November 17, 2014.

In addition, as announced on October 23, 2014 the Board authorized a share repurchase program of up to $5 million of ordinary shares. At the current valuation, the board believes that a share repurchase program reflects a solid opportunity to create shareholder value and demonstrate attractive returns. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations.

Third Quarter 2014 Financial Results
Revenues: Third quarter 2014 revenues were $33.1 million up 8.2% from $30.6 million in the third quarter of 2013 and up 1.8% from $32.5 million in the second quarter of 2014. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $30.2 million, up 8.4% from $27.8 million in the third quarter last year. Third quarter 2014 revenues were reduced by approximately $384,000 related to the impact of the Euro/US Dollar exchange rate, and geopolitical issues, primarily in the Asia/Pacific region, negatively impacted revenues by approximately $320,000. In addition and as previously disclosed, RR Media canceled several contracts for smaller customers during the second quarter of 2014 due to continued business issues for these customers, and this had an impact of approximately $420,000 during the third quarter.

Gross profit: Third quarter 2014 gross profit and gross margin were $7.3 million and 22% respectively, compared to $7.5 million and 24.5%, respectively, for the third quarter of 2013. Content Management and Distribution Services gross margin was 22.7%, compared to 25.3% last year. Gross and operating margins in the quarter were impacted by an increase in the satellite capacity managed on the company’s global network. During the second quarter, RR Media acquired additional capacity to serve new customers coming online in the third and fourth quarters and also expanded the Company’s fiber infrastructure to support sports and other live events, including the 2014-2015 National Football League season which started in September. Revenue from new customers and the contribution from sports contracts, including the NFL, began to partially offset the added costs in the third quarter, resulting in a 70 basis point sequential improvement in gross margins. Management expects additional sequential improvement during the fourth quarter and expects margins to return to historical levels by the end of the fourth quarter.

Non-GAAP operating income & operating margin, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, but inclusive of foreign currency impact was $1.9 million and 5.7% respectively during the third quarter of 2014, compared to $2.7 million and 8.9% respectively in the third quarter of 2013. The year-over-year decrease in operating margin is primarily due to the lower capacity utilization reported last quarter. Sequentially, operating margins improved by 42.5%, or 170 basis points compared to the 4.0% in the second quarter of 2014.

“As we expected, we delivered significant improvement in our gross and operating margins on a sequential basis and we continue to work to put the short-term capacity utilization issue behind us and return margins to historical levels,” commented Shmulik Koren, RR Media’s Chief Financial Officer. “We expect additional sequential improvement during the fourth quarter.”

Inclusive of the capacity utilization issue, non-GAAP net income for the third quarter was $1.3 million, compared to $2.1 million in the third quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.07 for the third quarter of 2014, compared to $0.12 in third quarter last year.

GAAP net income for the third quarter of 2014 was $1.2 million, compared to $1.1 million in the third quarter of 2013. GAAP net income per share on a fully diluted basis was $0.07 for the third quarter of 2014 compared to $0.06 in the third quarter of 2013.

Adjusted EBITDA for the third quarter of 2014 was $4.2 million compared to $5.0 million in the third quarter of 2013.

Backlog to be delivered in the next 12 months decreased to $86 million, down from $88 million in the year-ago period and down from $89 million in the second quarter of 2014. This reduction is primarily due to the Euro/US Dollar exchange rate, which caused a $2 million reduction, and partially due to terminating some contracts as part of the effort to upgrade the customer mix also reported last quarter.

Cash, cash equivalents and marketable securities as of September 30, 2014 totaled $23.5 million compared with $24.2 million as of December 31, 2013.

Year-To-Date Financial Results
Revenues for the nine months ended September 30, 2014 were $98.4 million, up 10.2% compared to $89.3 million for the nine months ended September 30, 2013. Content Management and Distribution Services revenue, excluding non-core revenue from MSS, was $90 million, up 10.5% from $81 million in the prior year period.

Gross profit for the nine months ended September 30, 2014 was $22.2 million compared to $21.9 million for the nine months ended September 30, 2013. Gross margin was 22.5% compared to 24.5% in the prior year period.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, but inclusive of foreign currency impact and increased investment in sales and marketing, was $6.0 million for the nine months compared to $7.8 million for the nine months ended September 30, 2013. Non-GAAP operating margin for the nine months was 6.0% versus 8.7% in 2013.

GAAP operating income was $5.1 million compared to $6.2 million in the same period in 2013. GAAP operating margin was 5.1% compared to 7.0% in 2013.

Non-GAAP net income, inclusive of the foreign currency impact and increased sales and marketing investments, was $4.5 million compared to $5.9 million in 2013. Non-GAAP net income per share on a fully diluted basis was $0.25 compared to $0.33 in 2013.

GAAP net income was $3.5 million compared to $4.4 million in 2013. GAAP net income per share on a fully diluted basis was $0.21 compared to $0.25 in 2013.

Adjusted EBITDA, inclusive of the foreign currency impact and the capacity utilization impact in the first half of 2014, was $12.9 million, compared with $14.2 million in 2013.

Full Year 2014 Guidance
The Company reiterates its full year 2014 guidance. Management expects total revenues to be in the range of $129 million to $134 million.

Management believes that annual revenue guidance is more reflective of the business than quarterly estimates due to the seasonal nature of content management and live sports and events. Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.

Conference Call Information
Management will host a conference call to discuss the results at 9 a.m. ET and 4 p.m. in Israel on Tuesday, November 4, 2014. Details are as follows:
•	Dial-in number from within the United States: 1-877-857-6144
•	Dial-in number from Israel: 1 80 925 8243
•	Dial-in number from the UK: 0 808 101 7162
•	Dial-in number (other international): 1-719-325-4767
•	Playback, available until November 11, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 8703162 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=111461.

ENDS

About RR Media
RR Media* (NASDAQ: RRST) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

* RR Media currently operates under the corporate name of RRsat Global Communications Network Ltd. The company is in the process of changing its corporate name to RR Media Ltd., which is scheduled to be completed in November 2014.

Use of Non-GAAP Financial Measures
In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for 2014 or any other future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$33,070	$30,575	$98,424	$89,318

Cost of revenues	25,813	23,087	76,237	67,416

Gross profit	7,257	7,488	22,187	21,902

Operating expenses

Sales and marketing	3,384	2,410	9,658	6,940

General and administrative	2,325	3,546	7,462	8,745

Total operating expenses	5,709	5,956	17,120	15,685

Operating income	1,548	1,532	5,067	6,217

Financial income
(expenses), net	9	(57)	(361)	(326)

Income before taxes on
income	1,557	1,475	4,706	5,891

Income taxes	413	374	1,208	1,486

Net income	1,144	1,101	3,498	4,405

Net loss attributable to non- controlling interest	(24)	-	(141)	-
Net income attributable to shareholders	$1,168	$1,101	$3,639	$4,405

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.07	$0.06	$0.21	$0.25

Diluted earnings per share	$0.07	$0.06	$0.21	$0.25
Weighted average number
of shares used to
compute basic earnings per share	17,381,517	17,346,561	17,358,213	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,603,603	17,630,824	17,627,655	17,625,722

RRsat Global Communications Network Ltd. and its Subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:
GAAP Net income attributable to shareholders	$1,168	$1,101	$3,639	$4,405
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	178	144	521	424
Amortization of acquisition related intangible	152	124	516	235
Changes in fair value of currency conversion derivatives	(265)	42	(215)	150
Acquisition related expenses	-	900	-	900
Amortization of acquisition related prepaid
compensation expenses	42	42	126	126
Income tax effect of non-GAAP adjustments	13	(284)	(135)	(377)
Non-GAAP net income attributable to shareholders	$1,288	$2,069	$4,452	$5,863

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income
to non GAAP operating income:
Operating income	$1,548	$1,532	$5,067	$6,217
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	178	144	521	424
Amortization of acquisition related intangible	152	124	516	235
Acquisition related expenses	-	900	-	900
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(35)	(48)	(234)	(124)
Amortization of acquisition related prepaid
compensation expenses	42	42	126	126
	$1,885	$2,694	$5,996	$7,778

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to adjusted EBITDA:

Operating income	$1,548	$1,532	$5,067	$6,217
Adjustments to reconcile GAAP operating
income to Adjusted EBITDA:
Non-cash equity-based compensation charge	178	144	521	424
Depreciation and amortization	2,492	2,390	7,381	6,684
Acquisition related expenses	-	900	-	900
Cost of sales related changes in fair value of
embedded currency conversion derivatives	(35)	(48)	(234)	(124)
Amortization of acquisition related prepaid
compensation expenses	42	42	126	126

Adjusted EBITDA	$4,225	$4,960	$12,861	$14,227

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income (non – GAAP results)

In thousands, except share data

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$33,070	$30,575	$98,424	$89,318

Cost of revenues	25,831	23,126	76,428	67,512

Gross profit	7,239	7,449	21,996	21,806

Operating expenses

Sales and marketing	3,177	2,224	8,962	6,519

General and administrative	2,177	2,531	7,038	7,509

Total operating expenses	5,354	4,755	16,000	14,028

Operating income	1,885	2,694	5,996	7,778

Financial income
(expenses), net	(219)	33	(342)	(52)

Income before taxes on
income	1,666	2,727	5,654	7,726

Income taxes	402	658	1,343	1,863

Net income	$1,264	2,069	$4,311	5,863

Net loss attributable to non- controlling interest	(24)	-	(141)	-
Net income attributable to shareholders	$1,288	$2,069	$4,452	$5,863
Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.07	$0.12	$0.26	$0.34

Diluted earnings per share	$0.07	$0.12	$0.25	$0.33
Weighted average number
of shares used to
compute basic earnings per share	17,381,517	17,346,561	17,358,213	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,603,603	17,630,824	17,627,655	17,625,722

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	September 30	December 31
	2014	2013
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$14,333	$14,165
Marketable securities and short term investments	9,190	9,998
Accounts receivable:
Trade,(net of provision for doubtful accounts of
$6,411 and $6,938 as of September 30, 2014 and
December 31, 2013, respectively)	23,611	20,731
Other	1,624	2,163
Deferred taxes	2,580	2,095
Prepaid expenses	2,913	2,868

Total current assets	54,251	52,020

Long-term prepaid expenses	2,938	3,045
Long-term land lease prepaid expenses	7,416	7,469
Assets held for employee severance payments	2,070	2,120
Fixed assets, net	45,531	46,444
Goodwill	11,526	11,277
Intangible assets, at cost, less accumulated amortization	5,891	6,203

Total long term assets	75,372	76,558
Total assets	$129,623	$128,578

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	September 30	December 31
	2014	2013
	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$18,371	$17,181
Other	5,209	4,815
Deferred income	4,848	6,037

Total current liabilities	28,428	28,033

Long-term liabilities
Deferred income	9,075	9,076
Liability in respect of employee severance payments	2,807	2,854
Contingent consideration in respect of acquisition	4,030	3,820
Deferred taxes	4,288	4,312

Total long-term liabilities	20,200	20,062

Total liabilities	48,628	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of September 30, 2014 and December 31, 2013. 17,396,735 shares issued and fully paid as of September 30, 2014, and 17,346,561
as of December 31, 2013)	41	40
Additional paid in capital	54,399	53,879
Retained earnings	27,107	25,723
Accumulated other comprehensive income	(411)	841

Total shareholders’ equity	81,136	80,483

Non-controlling interest	(141)	-

Total equity	80,995	80,483

Total liabilities and equity	$129,623	$128,578

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$1,144	$1,101	$3,498	$4,405

Adjustments required to reconcile net income to net cash provided by operating activities	3,550	3,788	8,922	12,662

Changes in assets and liabilities	(1,136)	(1,340)	(4,635)	528

Net cash provided by operating activities	3,558	2,448	7,785	13,190

Investment in fixed assets	(1,969)	(1,420)	(6,206)	(7,996)

Other investing activities	548	(5,911)	972	(2,432)
Cash flows from investing activities	(1,421)	(7,331)	(5,234)	(10,428)

Cash flows from financing activities	(347)	(1,735)	(2,255)	(4,510)

Translation adjustment on cash and cash equivalents	(155)	41	(128)	41

Increase (decrease) in cash and cash Equivalents	1,635	(6,577)	168	(1,707)

Balance of cash and cash equivalents at beginning of period	12,698	17,003	14,165	12,133

Balance of cash and cash equivalents at end of period	$14,333	$10,426	$14,333	$10,426